Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Announces Positive Results of Gurupi Pre-Feasibility
     Study

     Total Reserves Increased 115% to 4.3 Million Ounces of Gold

     JAG - TSX/NYSE

     CONCORD, NH, May 11 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE) provided a summary today of the pre-feasibility study conducted by AMEC Americas Limited ("AMEC") for the Company's Gurupi
Project ("the Project"), a gold asset located in the state of Maranho,
Brazil. Jaguar expects to file the technical report on AMEC's pre-feasibility study for the Project on SEDAR today. All currency figures are in U.S. dollars except as noted below.
     In December 2009, Jaguar completed the acquisition of MCT Mineraco Ltda.
("MCT") from Companhia Nacional de Mineraco, an indirect, wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"). Jaguar owns 100% of MCT, which holds all of the mineral licenses for the Gurupi Project.
     In 2005, AMEC completed an internal feasibility study for Kinross, which reported measured and indicated mineral resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne of gold totaling 1,559,800 ounces at gold price assumptions of $400 per ounce. Jaguar engaged AMEC in late-2009 to provide a technical report for the Project based on a larger scope than outlined by Kinross in 2005.

     Resources and Reserves

     Based on the technical report prepared by Pincock Allen & Holt ("PAH")
and filed on SEDAR in early December 2009, the Project contains indicated
mineral resources of 70,159,952 tonnes at an average grade of 1.12 grams per tonne totaling 2,516,326 ounces of gold.
     The technical report recently completed by AMEC in May 2010, assuming an average gold price of $950 per ounce and a cut-off grade of 0.3 grams per tonne of gold, registers an estimate of 65,374,000 tonnes of indicated mineral resources at an average grade of 1.14 grams per tonne totaling 2,392,000 ounces. Probable gold reserves are estimated at 63,387,000 tonnes at an average grade of 1.14 grams per tonne totaling 2,322,000 ounces.

     <<
     Project Summary(x):
     -------------------
     Mill Feed Grade:                  1.10 g/t Au
     Mining Rate:                      5.0 million tonnes per year average
                                        life-of-mine
     Process Recovery:                 89.7%
     Annual Average Production:        154,000 ounces of gold per year
     Mine Life:                        13 years
     Start Production:                 2013
     Capital Cost: Pre-operational:    $224.6 million
     Life-of-mine:                     $289.4 million
     Average Cash Cost:                $519 per ounce of gold
     Assumed Exchange Rate:            R$1.85 equals $1.00
     Pre-tax IRR Gold at US$950/oz:    25.0%
     Cumulative Cash Flow:             $497.4 million after tax
     Payback:                          3.7 years
     >>

     (x)AMEC's pre-feasibility study "Base Case" assumes $885 per ounce. See the technical report as filed on SEDAR for complete details including financial sensitivities, which includes the information presented above.

     Development Plan

     The Company is proceeding with the permitting and licensing of the
Project based on the technical report as prepared by AMEC.
     Jaguar's team has developed a preliminary internal study, which has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City
based TechnoMine Services, LLC ("TechnoMine"). The study is a continuation of
AMEC's pre-feasibility study, i.e., the foundation of the feasibility study that will be carried out during 2010.
     The study is underway and addresses the following:

     <<
         a. The possible inclusion of High Pressure Grinding Rolls ("HPGR")
            replacing SAG milling and Intensive Gravity technology into the overall process design, which the Company continues to evaluate and;

         b. Developing the Project in two phases: initially producing 3.6 million tonnes per year of ROM in Phase 1 for 3.5 years and increasing the mine output to the average 5.0 million tonnes per year. Phase 2, which is the life-of-mine average assumed in the pre-feasibility study.
     >>

     The two-phase approach in the development of the Project addressed in the internal study is estimated to reduce the initial pre-operational capital for the Project to $156.3 million; lower annual gold production to 118,000 ounces per year; increase cash operating costs to $555 per ounce, and generate a project with a 28% after tax internal rate of return and a net present value of $409 million. The payback period would be 2.4 years under this approach, that would allow the Company to generate the cash it believes would be necessary for the Phase 2 expansion to the 5.0 million tonne per year rate assumed in the pre-feasibility study.
     Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "We are pleased that AMEC has completed its evaluation of the Project. Most importantly, for
Jaguar's shareholders, the completion of this report brings an additional 2.3 million ounces of probable gold reserves, increasing the Company's total to
4.3 million ounces. A great deal of on-the-ground work still exists to add a fourth major gold operation that we expect will boost our growth profile above
650,000 ounces per year by 2015. Adopting a phase-in approach to the development of Gurupi, as we have employed at our current operations in southern Brazil, demonstrates how our team is focused on developing alternatives to raising equity capital for the projects we undertake."

     Qualified Persons ("QP")

     The mineral resource estimates disclosed herein in connection with the
Project were reviewed by Jeremy L. Clark and Barton G. Stone, C.P.G. of PAH.
Mr. Clark and Mr. Stone both serve as Jaguar's independent Qualified Persons in accordance with NI 43-101. The QP for the Project's mineral reserves is
Douglas Chapman, P.E., an AMEC employee and is considered an independent QP in accordance with NI 43-101. The process route upgrade and the preliminary economic analysis as part of the internal study by Jaguar is underway and has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of
TechnoMine. Mr. Machado serves as Jaguar's independent QP in accordance with
NI 43-101.

     Q1 2010 Earnings Release and Conference Call Details

     Jaguar will release its Q1 2010 Earnings after the market close today and will hold a conference call tomorrow, May 12 at 10:00 a.m. EDT, to discuss the results. On the conference call, management will discuss the Project and information from the pre-feasibility report as filed as well as information from the Company's internal study.

     <<
            From North America:        800-218-5691
            International:             213-416-2192
            Replay:
            From North America:        800-675-9924
            International:             213-416-2185
            Replay ID:                 51210
            Webcast:                   www.jaguarmining.com
     >>

     About Jaguar Mining

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning the Company's objectives, such as completing an internal study by the end of 2010, adding a fourth major gold operation that will increase the Company's production above 650,000 ounces by
2015 and developing alternatives to raising equity capital for the Project.
These forward-looking statements can be identified by the use of the words
"intends", "plans", "expects", "expected" and "will". Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2009 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2009 filed with the United
States Securities and Exchange Commission and available at www.sec.gov.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 08:00e 11-MAY-10